

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via E-mail
Mathew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Center Dr., Suite, 200
Henderson, Nevada 89052

      Re: Amerilithium Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed October 22, 2012
             File No. 333-155059

Dear Mr. Worrall:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that as of October 19, 2012, you had a total of 106,187,963 shares of Common Stock, outstanding. We also note footnote (3) to your table on page 11 of Amendment No. 4 to your Form S-1 filed on August 24, 2012 which states that you may, in the future, need to amend your Articles of Incorporation in order to increase your authorized shares of common stock. It appears the increase in your authorized shares is necessary for you to be able to draw down a significant part of your equity line. Given this, please provide the information required by Item 13 of Schedule 14A as well as disclosure relating to your equity line financing. See Note A to Schedule 14A. Alternatively, please tell us why such information would not be material considering the purpose for the increase in your share authorization.

2.   Please provide the information required by Item 9(c) with respect to your registered certified public accountant for the current fiscal year.

3.   We note that your largest shareholder appears to beneficially own less than 20% of your shares outstanding. We also note that you have not historically held annual meetings of shareholders. Please advise us whether you are relying on any provision of state law for not holding annual meetings and, if so, which provision. In addition, please revise your proxy for consistency regarding whether this meeting is an annual or special meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence Metelitsa
        Lucosky Brookman LLP